UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2016

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Galapagos NV

On May 2, 2016, Galapagos NV (the “Company”) furnished a Form 6-K with the U.S. Securities and Exchange Commission (“SEC”), which attached a press release announcing the expansion of the Company’s cystic fibrosis collaboration with AbbVie S.À.R.L. (“AbbVie”) to reflect the successful expansion of their cystic fibrosis (“CF”) portfolio. As part of this expansion, on April 28, 2016, the Company and AbbVie entered into an Amended and Restated Collaboration Agreement (the “Amended Agreement”). A summary of the Amended Agreement follows below and is qualified in its entirety by the Amended Agreement attached as Exhibit 10.1 to this Form 6-K which is hereby incorporated by reference herein.

Amended and Restated Collaboration Agreement with AbbVie

On September 23, 2013, the Company entered into a global collaboration agreement with AbbVie focused on the discovery and worldwide development and commercialization of potentiator and corrector molecules for the treatment of CF. In connection with its entry into this agreement, the Company received a one-time, non-refundable, non-creditable upfront payment in the amount of $45 million and subsequently an additional $30 million as development milestone payments. On April 28, 2016, the Company and AbbVie entered into the Amended Agreement, which expanded the parties’ CF collaboration by amending and restating the collaboration agreement to, among other things, increase the remaining total milestones under the Amended Agreement up to approximately $600 million from $350 million. As amended, the collaboration will provide for the potential development and commercialization of triple combination products consisting of a potentiator molecule, a corrector 1 molecule and a corrector 2 molecule to treat specified populations of patients with CF.

The collaboration is managed by a set of joint committees comprised of equal numbers of representatives from each party. The joint steering committee oversees and coordinates the overall conduct of the collaboration. The joint research committee (“JRC”) oversees and coordinates the discovery phase of the collaboration. The joint development committee (“JDC”) oversees and coordinates the development phase of the collaboration. The joint commercialization committee will oversee and develop the strategies for commercialization of co-promoted licensed products in The Netherlands, Belgium and Luxembourg if the Company elects to exercise its co-promotion option, as described below.

Under the terms of the collaboration, both parties are required to use commercially reasonable efforts to identify and deliver a specified number of potentiator molecules which may be used in combination with a corrector molecule as a dual combination product, a specified number of corrector 1 molecules to be used in combination with a potentiator molecule and a corrector 2 molecule as a triple combination product and a specified number of corrector 2 molecules which may be used in combination with a potentiator molecule and a corrector 1 molecule as a triple combination product. The parties are also required to use commercially reasonable efforts to identify and deliver a specified number of backup molecules for each of the molecules described above. Each of the above molecules is to be measured against agreed-to success criteria.

If the JRC determines that a potentiator molecule, a corrector 1 molecule and/or a corrector 2 molecule have met certain specified criteria by a specified date, or AbbVie otherwise decides to continue development of such molecule(s), and an investigational new drug application has been accepted for such molecule(s), then the Company and AbbVie will develop and approve (through the JDC) a plan in connection with the development of such molecule and, when appropriate, combination product(s) including such molecule, with the goal of achieving agreed-to proof of concept criteria. The Company is generally responsible for the costs of such development activities at its expense up to an agreed cost cap, and then each party will be responsible for the excess costs associated with its respective agreed upon development activities.

If the applicable proof of concept criteria are met or AbbVie otherwise decides to continue development, then the Company and AbbVie will develop and approve (through the JDC) a plan in connection with Phase 3 clinical trials for the molecule or molecules, in which the Company is responsible for a specified percentage of the costs.

Subject to certain exceptions, following approval, AbbVie will have the sole right to commercialize licensed products worldwide, except in China and South Korea, in which the Company will have the sole right to commercialize licensed products, and further subject to the Company’s co-promotion option in The Netherlands, Belgium and Luxembourg. The Company will be solely responsible for obtaining regulatory and other approvals required for commercialization of licensed products in China and South Korea.

Under the Amended Agreement, the Company is eligible to receive up to approximately $600 million in total additional payments for developmental, regulatory and sales-based milestones. In addition, the Company will be eligible to receive tiered royalties ranging from the mid-teens to 20% on net sales of licensed products payable on a product-by-product basis. The royalties payable to the Company under the Amended Agreement may be reduced under certain circumstances, including if generic competition on an active ingredient of a licensed product in a particular territory results in market share losses of a certain amount. The Company’s right to receive royalties under the Amended Agreement expires, on a product-by-product and country-by-country basis, on the later of (1) the last day that at least one valid patent claim subject to the Amended Agreement and covering the licensed product exists, (2) the expiry of a mutually agreed upon time period after the first commercial sale of the licensed product in the applicable country, or (3) the expiration of regulatory exclusivity for the licensed product in the applicable country. In the event the Company exercises its co-promotion option with respect to a licensed product, it would assume a portion of the co-promotion effort in The Netherlands, Belgium and Luxembourg and share in the net profit and net losses in these territories instead of receiving royalties in those territories during the period of co-promotion.

Under the Amended Agreement, subject to certain exceptions, neither party may directly or indirectly (including by means of licensing, acquisition or otherwise), on its own or through a third party, research, develop, commercialize or manufacture any molecule, compound or product that has as one of its primary mechanisms of action modulation of the activity of the CF transmembrane conductance regulator.

The Amended Agreement will expire upon the expiration of the longest royalty term applicable to licensed products under the Amended Agreement as described above. Either party may terminate the Amended Agreement on a country-by-country basis in their respective jurisdictions if they are unable to secure or maintain regulatory approval for the licensed product. After certain discovery activities, but before the first commercial sale of any licensed product by AbbVie, AbbVie may terminate the Amended Agreement for convenience in its entirety or on a country-by-country basis upon prior written notice to the Company. Either party may terminate the Amended Agreement for the other party’s uncured material breach; however, if such breach relates solely to a breach with respect to the Company’s diligence obligations in China or South Korea or AbbVie’s commercialization diligence obligations in the United States, France, Italy, Spain, the United Kingdom or Germany, the Company or AbbVie may only terminate the Amended Agreement with respect to such country. Either party may terminate the Amended Agreement in the event of specified insolvency events involving the other party.

If the Amended Agreement terminates due to the Company’s material breach or as a result of a change of control, all rights and licenses granted to AbbVie will become exclusive or non-exclusive at AbbVie’s sole option, irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between the Company and AbbVie. If the Amended Agreement terminates in its entirety for any other reason, all rights and licenses granted by either party will terminate, and the Company will have an exclusive option to obtain an exclusive or non-exclusive license from AbbVie under certain intellectual property rights to exploit the licensed product that is the subject of development or commercialization at the time of termination. If the Company exercises such option, the Company and AbbVie will then negotiate a transition agreement which will, in most termination cases, include reasonable financial consideration to AbbVie.

If the Amended Agreement is terminated in a specific territory because of AbbVie’s material, uncured breach in such territory, or due to an inability by AbbVie to obtain regulatory approval, all rights and licenses granted by the Company will be deemed amended not to include such territory, and the Company will have specified rights for, and AbbVie will take specified actions to assist the Company in continuing the development, manufacture and commercialization of the licensed product in such territory. If the Amended Agreement is terminated in a specific territory because of the Company’s material, uncured breach in such territory, or because of the Company’s inability to obtain regulatory approval, all rights and licenses granted to AbbVie with respect to that country will become exclusive or non-exclusive at AbbVie’s sole option, irrevocable, unrestricted and perpetual, and AbbVie will provide consideration for such rights and licenses in an amount to be mutually agreed between the Company and AbbVie. In addition, AbbVie will have specified rights for, and the Company will take specified actions to assist AbbVie in, continuing the development, manufacture and commercialization of the licensed product in such territory.

Either party may, without the consent of the other party, assign the Amended Agreement to an affiliate or successor. Any other assignment requires written consent of the other party. However, with respect to an assignment to an affiliate, the assigning party will remain responsible. If the Company undergoes a change in control prior to the first commercial sale of a product, AbbVie has the right to terminate the Amended Agreement. At any time, if the Company undergoes a change in control, AbbVie may disband all joint committees and undertake exclusive control of their activities, terminate the Company’s right to co-promote and/or terminate the Company’s rights and licenses in connection with development and sale of any product in China and South Korea.

EXHIBITS

Exhibit	Description

10.1#	Amended and Restated Collaboration Agreement dated April 28, 2016 by and between the registrant and AbbVie S.à.r.l.

#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Form 6-K and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: June 1, 2016	By:	/s/ Xavier Maes
Xavier Maes Company Secretary